INVEST IN **KYLE - IT'S NOT SO BAD**

Global superstar KYLE offers shares in his music royalties!


OPULOUS
KYLE
It's Not So Bad
Sale Date: June 1st 2022

opulous.org New York NY

Entertainment | Technology | Blockchains | Tech | Music Nft

Highlights

1. Invest in American R&B/hip-hop star, Kyle, and get a share of his music royalties.

2. Kyle has enjoyed over 2B streams and counting, and over 650M views on YouTube across his content.

3. Own a share in music copyrights from the first-ever full-album MFT, It's Not So Bad.

4. Music royalties are accumulated every time songs from the album are streamed on major
3. Own a share in music copyrights from the first-ever full-album MFT, It's Not So Bad.

4. Music royalties are accumulated every time songs from the album are streamed on major platforms.

5. Your interest in Kyle Album, LLC will be represented by an MFT*.

Our Team



Lee Parsons CEO of Opulous

Founder of Ditto Music, a music company supporting over 500k independent artists worldwide including Chance The Rapper, Ed Sheeran and more.

> We believe in a future where musicians keep complete control of the music they create, express creativity without limits, and forge even deeper connections with their fans.



Miles Carroll COO of Opulous

Previously at Kosmos Capital, an investment firm focused on helping blockchain startups scale and integrate their products into enterprises.



Fernando Cruz CMO of Opulous

Worked with music and marketing companies over the last 10 years. Former Ditto Music Business Developer working close to Lee Parsons on all major projects.



Marc Ache CTO of Opulous

Expert in technology, including blockchain and DeFi applications with a specialty in cultivating new organisations from the ground up. Previously at Napster, MTV/Viacom and Vivendi Universal Music Group.



Tom Napper



Isabelle Korman

A new way to invest



MFT stands for Music Fungible Token. The token represents fractionalized shares of future royalties earned from an underlying copyright. Whenever the track is streamed on platforms like Spotify or Apple Music, you get paid! Currently, we are the only platform that offers SEC-compliant music royalty crypto-tokens, and we are proud to have pioneered the concept.

Opulous uses fungible tokens as the basis for all our MFT sales since they are divisible and can be easily traded for another asset of like kind. As such, MFTs allow us to offer fractional investments in that each fraction of a token is equivalent to the next.

Introducing KYLE



With 2 billion streams and counting, Kyle already has legions of listeners across the globe.

He hit the ground running with his smash hit "iSpy" in 2016, which reached #4 on the Billboard Hot 100 charts. This was followed by his first album *Light of Mine*, which broke into the Top 30 of the Billboard 200.

Kyle has worked with music heavyweights like Kehlani, G-Eazy, Chance the Rapper, Miguel, Ty Dolla $ign, and more. Kyle's also an established actor, having starred in the movie *The After Party* in 2018 - and more recently in the crime drama *Cherry*. Talk about multi-talented!

But perhaps most importantly, Kyle is not just a gifted artist - he also embraces our vision of blending music with technology. It's the perfect partnership.

This collaboration with Opulous will be Kyle's first foray into MFTs:

> *"I wanted to release a whole MFT album with Opulous so that my fans and I can get closer to a model of becoming successful as a unit, redefining success together. Sharing this experience with fans and maybe even friends and family is a valuable thing. I don't think anything will be able to match the feeling as we cross the finish line together." - KYLE*

Join the It's Not So Bad MFT Sale



The MFT sale of Kyle's latest full album, *It's Not So Bad*, is set to launch on June 1st. And remember, our MFTs are SEC-compliant - this is one of the first times future master recordings for an entire album are tokenized into MFTs.

Our previous sales with Lil Pump, Soulja Boy, and Ard Adz sold out within an hour, so you'll have to be quick! Make sure you're ready to buy as soon as the sale goes live to avoid disappointment.

Of course, accessibility is our priority. We want to make it as easy as possible for anyone to earn a share of music royalties alongside their favorite artists.

And since *It's Not So Bad* has already been released, you'll immediately start earning a portion of the album's royalty revenue together with KYLE. Whenever

any of its songs are played on streaming platforms like Spotify, Apple Music, and even Tik Tok – you're earning money!

Remember, the higher your investment, the larger the share of royalties you'll own.

Exclusive Artwork NFT Tiers


OPULOUS
ARTWORK NFT TIERS
GOLD TIER
$500 INVESTMENT
150 PIECES AVAILABLE
GOLD ARTWORK NFT
ACCESS TO DISCORD GROUP
SAPPHIRE TIER
$5,000 INVESTMENT
25 PIECES AVAILABLE
SAPPHIRE ARTWORK NFT
ACCESS TO DISCORD GROUP
VIP CONCERT EXPERIENCE
SIGNED POSTER
SIGNED CD
DIAMOND TIER
$20,000 INVESTMENT
10 PIECES AVAILABLE
DIAMOND ARTWORK NFT
ACCESS TO DISCORD GROUP
VIP CONCERT EXPERIENCE
SIGNED POSTER
SIGNED CD
STUDIO EXPERIENCE WITH KYLE
PAID-FOR WEEKEND TRIP TO THE STUDIO LOCATION

Along with KYLE'S MFT sale, we offer an NFT Artwork Collection, which features amazing VIP perks including meeting KYLE in person or at a concert.

Our artwork NFTs are designed to take each fan's journey to a whole new level by fusing unique digital art with immersive VIP experiences for the entire music industry.

Check out some of the amazing perks these NFT packages offer:


OPULOUS
GOLD TIER
$500 INVESTMENT
150 PIECES AVAILABLE
GOLD ARTWORK NFT
ACCESS TO DISCORD GROUP


OPULOUS
SAPPHIRE TIER
$5,000 INVESTMENT
25 PIECES AVAILABLE
SAPPHIRE ARTWORK NFT
ACCESS TO DISCORD GROUP
VIP CONCERT EXPERIENCE
SIGNED POSTER
SIGNED CD



 OPULOUS

DIAMOND TIER

$20,000 INVESTMENT
10 PIECES AVAILABLE
DIAMOND ARTWORK NFT
ACCESS TO DISCORD GROUP
VIP CONCERT EXPERIENCE
SIGNED POSTER
SIGNED CD
STUDIO EXPERIENCE WITH KYLE

PAID-FOR WEEKEND TRIP TO THE
STUDIO LOCATION

How does it work?



Step 1: Buy ownership & finalize the purchase

Please note that there will be two payments required for this transaction:

- **The first payment is to reserve your investment**

- **The second is to finalize your purchase**

Make sure to finalize your payment or you'll lose your reservation spot to another investor.

You won't be charged twice. The first reservation payment will be lifted a few days after you finalize your purchase - and the second will remain pending for the duration of the fundraising period to comply with SEC security laws.

The sale period remains open for three weeks to comply with regulations - even after it sells out. Kyle Album, LLC will then file its Form C Disclosures and WeFunder will send out a contract for each investor to sign.

These securities are offered under a registration exemption (Regulation CF) with the US SEC, so we need to do things by the book - which means it'll takes some extra time to process all the sales securely. Once all the paperwork is completed, WeFunder needs another two weeks to process the sales.

Step 2: Receive your MFTs

You'll receive an email from Opulous once everything is approved and finalized, prompting you to opt-in for your MFT.

You will need MY ALGO or Pera Wallet containing at least 0.302 ALGO to receive both your MFT and Artwork. Once you've opted in, it will take our securities partner, Securitize, three days to process the information. As soon as Securitize has finished processing the tokens, your MFT be sent to your wallet.

It’s important to note that Opulous MFTs fall under U.S. Securities laws, and these regulations prevent the token from being traded within the first 12 months. However, after this lockup period, you’ll be able to trade your tokens on the Opulous platform - set to launch Q4 2022 - where anyone can buy and sell MFTs.

Step 3: Get Paid

Whenever tracks from Kyle’s full album *It’s Not So Bad* earn revenue - whether that’s music royalties generated from streaming, neighboring rights, or sync rights - MFT owners will earn a share of the money. The album has already been out for a number of months and all the royalties already generated will also be shared with the MFT owners.

Music platforms like Spotify and Apple Music pay out every quarter, so it can take up to three months for the royalties to start rolling into your account.

Payouts will be sent directly to your Opulous account. You’ll be able to track, filter, and withdraw your MFT’s royalty earnings - as well as access every release’s streaming stats.

Investor Economics



Kyle Album, LLC Investors
27.5%*
72.5%
Remaining Right Holders

You will get a share of potential profits generated by the full album, *It’s Not So Bad*. Profits include music royalties generated from streaming, neighboring rights, and sync rights of the album, *It’s Not So Bad*.

Kyle Album, LLC has obtained 27.5% of the Master rights to KYLE’s album, *It’s Not So Bad*. The total royalties will be split among investors provided that the maximum raise is met. If the maximum raise is not met, the total royalties will be split proportionately.

**The total royalties of 27.5% will be split among investors provided that the maximum raise is met. If the maximum raise is not met, the total royalties to be split will be different/lower.*

How you get paid



1
Song earns revenue from streaming, licensing, etc.
2
Royalty payments are collected at relevant rates.
3
Payments converted to OPUL and distributed to Kyle Album, LLC.
4
Payments distributed to investors' wallets on a quarterly basis.
Master rights
27.5%
How long the revenues will be distributed to you
Perpetuity

Kyle Album, LLC plans to distribute royalty distributions quarterly in OPUL tokens to holders' digital wallets. The Company reserves the right to change the frequency of distributions.

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